Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACTS:
Jonathan Birt Ph: 212 850 5664 or 44 20 7269 7205 Niamh Lyons Ph: 353 1 663 3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN TO PRESENT AT 2008 DB-BIOTECH BOSTON CONFAB

DUBLIN, Ireland – October 28, 2008 – Elan Corporation, plc (NYSE: ELN) today announced that it will present at the 2008 DB-Biotech Boston Confab in Boston, Massachusetts on Tuesday, November 11, 2008 at 8:30 a.m. EST, 1:30 p.m. GMT.

Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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